THE WEBDIGEST CORP.
                              5100 WEST COPANS ROAD
                                    SUITE 710
                                MARGATE, FL 33063
                                TEL:954-599-3672
                                FAX: 954-974-5720


December 4, 2008

Amanda McManus
Branch Chief-Legal
Division of Corporate Finance
Securities and Exchange Commission
Washington DC 20549

Re: TheWebDigest Corp. Registration Statement on Form S-1/Amendment No 4 File # 333-151485

Dear Ms. McManus:

Pursuant to your comment letter dated November 25, 2008 in reference to the above filing, the following will answer accordingly. We have enclosed a marked-up amendment No. 4 and keyed our answers for your review

Prospectus. Summary
-------------------

Question:

   1. Disclose who will provide content for your websites and briefly describe what you expect that content to be.

Answer:

   1. We have briefly described who will provide content for our web sites and the expectation of said content.

Question:

   2. We note your response to previous comment 1 and reissue our comment. Please revise the second to last sentence in the first paragraph under the lists of Websites to indicate the anticipatory nature of your statements relating to potential sponsors' banners and/or hyperlinks. Also remove the new disclosure you added in response to prior comment 1; it is all prospectus cover page disclosure and not appropriate for the Summary.

Answer:

   2. We have included a disclosure of our anticipated nature of our statements relating to potential sponsors and their fees. Accordingly, we have eliminated additional information as recommended that was not appropriate in this section of the Prospectus Summary.

Question:

   3. We note your response to prior comment 2; however, please revise to clarify, if true, that you will require approximately $70,000 in initial investment funds to became operational, portions of which will be generated from different sources, including funds from the offering, sponsorship fees and, potentially, from outside financing. Provide quantitative information regarding the amount of additional sponsorship fees you will need in the event that you receive the estimated maximum net proceeds from the sales. Also, we note you disclosure on page 10 that you anticipate 12 months of operational losses at approximately $500 per month before you will generate adequate cash flow to cover operations. Please disclose this information here.

Answer:

   3. We have included quantitative information regarding the amount of sponsorship fees that we will need in the event we receive the estimated net proceeds from the subscription of common shares herein. Additionally, we disclosed that we anticipate 12 months of operational losses at approximately $500 per month before we generate adequate cash flow to cover operations.

Use of Proceeds, page 15.
-------------------------

Question:

   4. We note your response to prior comment 3; however, please revise your Our Business section on page 25 to discuss your anticipated sources of funding in the event that less than $23,500 is raised through the offering. It is unclear whether current stockholders or your CEO have committed to provide their own funds or if they have merely committed to seek third party financing.

Answer:

   4. We provided in plain English, that our sole officer, stockholder and director is committed to provide their own funds if less than the $23,500 is raised through the offering.

Dilution of the Price You Pay For Your Shares, page 16
------------------------------------------------------

Question:

   5. Please reconcile your response to previous comment 4 in your letter dated November 4, 2008, in which you stale that dilution per share will be $O.00847 per share after the offering, with your disclosure on page 16 of your sling that dilution per share will be $0.00831 per share after the offering.

Answer:

   5. As requested, we corrected the dilution per share as disclosed in our filing.

Plan of Operation, page 21
--------------------------

Question:

   6. We note your response to previous comment 6; however, please revise your disclosure on page 21 to provide greater detail regarding the start-up costs involved in the initial formation of the company, including specific examples of such expenditures and a brief explanation as to how these costs differ from, or overlap with, the ($9,742) you spent on development costs during the same

Answer:

   6. We included a better disclosure on the details and brief explanation of our costs through September 30, 2008. Additionally, we further explained that substantially all these costs (if not all), will overlap from year to year.



If you need additional information, please do not hesitate to contact me at your convenience,


Sincerely,

/s/ Steve Adelstein

Steve Adelstein, Chairman, President, Secretary and CFO of TheWebDigest Corp.

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